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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  COMMISSION FILE NUMBER 0-21910


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q

For Period Ended:  September 30, 1999

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I- REGISTRANT INFORMATION

Full Name of Registrant:   CONTINUCARE CORPORATION
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Former Name if Applicable:
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Address of Principal
Executive Office (Street Number): 80 S.W. 8TH STREET, SUITE 2350
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City, State and Zip Code:   MIAMI, FLORIDA  33130
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PART II - RULE 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in
        Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or
10-Q or portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and the compilation of certain financial and other information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.


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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

        SPENCER J. ANGEL            (305)          350-7515
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          (Name)                (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                      [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ]  Yes       [X]  No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below:

    While no significant change in results of operations is anticipated, on July 2, 1999 the Company recorded an extraordinary gain on extinguishment of debt of approximately $3,800,000 as a result of the Company's redemption of $4,000,000 of its convertible subordinated notes payable, as disclosed in the financial statements included in the Company's Form 10-K for the year ended June 30, 1999.


                             CONTINUCARE CORPORATION
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999                      By: /s/ Spencer J. Angel
                                                  -----------------------------
                                                  Name:  Spencer J. Angel
                                                  Title: President







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